Advantest Corporation (FY2008 Q3)

FY2008  Third Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended December 31, 2008)
(Unaudited)

January 28, 2009
Company name	:	Advantest Corporation
(URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Toshio Maruyama, Representative Board Director, President and CEO
Contact person	:	Hiroshi Nakamura, Executive Officer and
Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	February 5, 2009

(Rounded to the nearest million yen)
1.  Consolidated Results of FY2008 Q3 (April 1, 2008 through December 31, 2008)
(1)           Consolidated Financial Results （Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2008 Q3	67,117	－	(15,545)	－	(17,977)	－	(10,701)	－
FY2007 Q3	149,871	(9.8)	25,589	(36.2)	29,382	(32.2)	19,945	(28.2)

	Net income (loss) per share - basic		Net income (loss) per share - diluted

		Yen		Yen
FY2008 Q3	(59.87)		(59.87)
FY2007 Q3	108.60		108.36

(2)           Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2008 Q3	257,595		229,303		89.0		1,283.00
FY2007	298,684		254,184		85.1		1,422.20
(Reference) Stockholders’ equity: (Y) 229,303 million in FY2008 Q3, (Y) 254,184 million in FY2007

  2.  Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2007	－	25.00	－	25.00	50.00
FY2008	－	25.00	－	－	－
FY2008 (forecast)	－	－	－	－	－
(Note) Revision of dividends forecast for this period  : Yes
The dividend forecast for the fiscal year ending March 31, 2009 has not been decided.

Advantest Corporation (FY2008 Q3)

3.  Projected Results for FY2008 (April 1, 2008 through March 31, 2009)

(Note) Revision of earnings forecast for this period : None
Advantest’s business focuses on test systems for semiconductors, and relies heavily on the capital expenditures of semiconductor manufacturers, test houses and foundries.  The capital expenditures of these companies are determined primarily by factors such as current or future trends in the demand for semiconductors.  In recent years, as a result of expansion in application of semiconductors, in digital consumer products, mobile devices and motor vehicles, it has become difficult to foresee trends in the demand for semiconductors.  Furthermore, movements towards restructuring by and between semiconductor manufacturers are accelerating as a result of the current decline in demand for semiconductors due to the global economic slowdown, and trends among semiconductor manufacturers and other corporations with respect to capital expenditures have become increasingly uncertain. Because of the great difficulty involved in forecasting earnings in such an operating environment, the earnings forecast for the fiscal year ending March 31, 2009 has not been presented.  Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes available.

4. Others
(1) Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): None

(2) Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
  (Note) Please see  “Business Results” 4. Others on page 6 for details.

(3) Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements:
      1) Changes based on revisions of accounting standard: Yes
      2) Changes other than 1) above: None
      (Note) Please see  “Business Results” 4. Others on page 6 for details.

(4) Number of issued and outstanding stock (common stock):
      1) Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
           FY2008 Q3  199,566,770 shares; FY2007  199,566,770 shares.
      2) Number of treasury stock at the end of each fiscal period:
          FY2008 Q3    20,842,554 shares; FY2007    20,840,721shares.
      3) Average number of outstanding stock for each period (cumulative term):
          FY2008 Q3  178,725,171 shares; FY2007 Q3  183,661,013 shares.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
1.  This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activity, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

2.  The dividend forecast for the fiscal year ending March 31, 2009 has not been decided.  Advantest intends to promptly disclose the dividend forecast when such disclosure becomes available.  For detail, please refer to the “Revision of the Dividend Forecast for the Fiscal Year Ending March 31, 2009” released on January 28, 2009.

3.  Effective from the current fiscal year, pursuant to Paragraph 93 of the “Regulations Concerning the Terminology, Forms and Methods of Preparation of Quarterly Financial Statements”, the terminology, form and method of preparation of Advantest’s quarterly consolidated financial statements are based on U.S. generally accepted accounting principles (U.S. GAAP).

Advantest Corporation (FY2008 Q3)

【Business Results】

1. Analysis of Business Results
Consolidated Financial Results of FY2008 Q3 (October 1, 2008 through December 31, 2008)

			(in billion yen)
	Three months ended December 31, 2007	Three months ended December 31, 2008	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	31.2	8.9	(71.7%)
Net sales	35.0	14.6	(58.3%)
Operating income (loss)	1.0	(11.6)	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	2.0	(13.1)	－
Net income (loss)	3.0	(7.8)	－

The operating environment in the third quarter of the fiscal year ending March 31, 2009 has shown signs of rapid economic downturn as a result of the trend towards global economic slowdown due to the bankruptcy of major U.S. financial institutions and other effects of the financial crisis worsening day by day, and the simultaneous rise in the value of the yen, falling stock prices, and other factors.  In the test systems for semiconductors market, semiconductor manufacturers recorded reduced revenues as a result of the substantial decline in the individual consumption of end consumer items such as digital consumer products that utilize semiconductors, and have moved toward minimizing capital expenditures through substantial production adjustments.  Moreover, trend towards restructuring and mergers and acquisitions by and between semiconductor manufacturers has accelerated, resulting in semiconductor manufacturers adopting a cautious attitude toward investments due to the prospect of a surplus of production facilities.  As a result, along with other factors, Advantest’s already challenging business environment has become more difficult.  Accordingly, the results with respect to orders input received and net sales continued to be weak.  Orders input received was (Y) 8.9 billion (a 71.7% decrease in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 14.6 billion (a 58.3% decrease).  Furthermore, the percentage of net sales to overseas customers was 55.4%, compared to 78.4% in the corresponding period of the previous fiscal year.
With respect to income, measures to improve productivity were strongly emphasized throughout Advantest to reduce fixed expenses, such as cutting costs and minimizing capital expenditures.  However, despite these efforts, in addition to a decline in income as a result of a significant decrease in net sales, Advantest recorded inventory valuation losses in accordance with reduced demand for the test systems for semiconductors.  Accordingly, Advantest recorded an operating loss of (Y) 11.6 billion, and a loss before income taxes and equity in loss of affiliated company of (Y) 13.1 billion.

Advantest Corporation (FY2008 Q3)

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>

			(in billion yen)
	Three months ended December 31, 2007	Three months ended December 31, 2008	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	21.5	2.7	(87.3%)
Net sales	24.3	7.5	(69.2%)
Operating income (loss)	1.5	(9.7)	－

In the Semiconductor and Component Test System Segment, semiconductor manufacturers conducted substantial production adjustments as a result of a decline in revenue of semiconductor manufacturers due to the excess supply of semiconductors and significant decline in semiconductor prices, and many manufacturers either restrained their capital expenditures initiatives or froze them entirely.  Demand for test systems for memory semiconductors continued to be weak, as a result of significantly reduced demand for DRAM semiconductors, which are used in computers and other products, and flash memory semiconductors, which are used for saving data in mobile phones and audio players, and the continued decline of semiconductor prices.  The environment in the non memory semiconductor market continued to be difficult, as a result of semiconductor manufacturers beginning to implement production adjustments with respect to semiconductors installed in automobiles as a result of weak automobile production, in addition to manufacturers of LCD driver ICs continuing to restrain their capital expenditures.
As a result of the above, orders input received was (Y) 2.7 billion (a 87.3% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 7.5 billion (a 69.2% decrease) and operating loss was (Y) 9.7 billion.

<Mechatronics System Segment>

			(in billion yen)
	Three months ended December 31, 2007	Three months ended December 31, 2008	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	6.3	1.7	(73.9%)
Net sales	7.1	2.3	(67.9%)
Operating income (loss)	(0.0)	(1.5)	－

Semiconductor manufacturers restrained their capital expenditures in almost all of the segments during the third quarter. Accordingly, demand for test handlers and device interface products, which connect to test systems, continued to be weak.
As a result of the above, orders input received was (Y) 1.7 billion (a 73.9% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 2.3 billion (a 67.9% decrease) and operating loss was (Y) 1.5 billion.

Advantest Corporation (FY2008 Q3)

<Services, Support and Others Segment>

			(in billion yen)
	Three months ended December 31, 2007	Three months ended December 31, 2008	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	4.5	4.6	4.2%
Net sales	4.1	5.0	21.4%
Operating income	1.1	0.0	(98.5%)

In accordance with the continuing weakness in demand for support and services for the test systems for semiconductors and test handler systems, orders input received was (Y) 4.6 billion (a 4.2% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 5.0 billion (a 21.4% increase) and operating income was (Y) 17 million (a 98.5% decrease).

With respect to the qualitative information concerning the consolidated business results for the first quarter and the second quarter of the fiscal year ending March 31, 2009, please refer to “FY 2008 First Quarter Consolidated Financial Results” (disclosed on July 25, 2008) and “FY 2008 Second Quarter Consolidated Financial Results” (disclosed on October 30, 2008).  Monetary amounts recorded in the corresponding period of the previous fiscal year and percentages represented by changes as compared with the corresponding period of the previous fiscal year are included for reference.

2.  Analysis of Financial Condition
Total assets at December 31, 2008 amounted to (Y) 257.6 billion, a decrease of (Y) 24.5 billion compared to September 30, 2008, primarily due to decreases in cash and cash equivalents, trade receivables and inventories. The amount of total liabilities was (Y) 28.3 billion, a decrease of (Y) 5.9 billion compared to September 30, 2008, primarily due to decreases in trade accounts payable and accrued expenses.  Stockholders’ equity was (Y) 229.3 billion. Equity to assets ratio was 89.0%, an increase of 1.1 percentage point from September 30, 2008.

(Cash Flow Condition)
Cash and cash equivalents held at December 31, 2008 were (Y) 118.2 billion, a decrease of (Y) 32.5 billion from September 30, 2008. Significant cash flows during the third quarter of this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 7.2 billion. This amount was primarily attributable to net loss of (Y) 7.8 billion.
Net cash used in investing activities was (Y) 16.3 billion. This amount was primarily attributable to expenditures in short-term investments in the amount of (Y) 15.4 billion and purchases of property, plant and equipment in the amount of (Y) 0.8 billion.
Net cash used in financing activities was (Y) 4.2 billion. This amount was primarily attributable to dividend payments in the amount of (Y) 4.2billion.

Advantest Corporation (FY2008 Q3)

3.  Prospects for the Upcoming Fiscal Year
Since the occurrence of the financial crisis, the economic trends have worsened beyond what Advantest had contemplated and, going forward, Advantest anticipates unexpected destabilizing events will continue in the short term.
In this difficult environment, Advantest will continue to focus on manufacturing that emphasizes quality, cost and the timely introduction of products, without neglecting the development of new products in preparation for economic recovery, and on maintaining and expanding the market share, in addition to working towards reducing fixed expenses and reinforcing Advantest’s financial position by reviewing additional cost cuts in all aspects of its operations.
Although the earnings forecast for the year ending March 31, 2009 has not been disclosed, as set forth on page 2 (summary information), Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes available.

4.  Others
(1) Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): None

(2) Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes its best estimate of the annual effective tax rate for the full consolidated fiscal year and use that rate to provide for income taxes  on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences, and carryforwards must be projected.

(3)  Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements:
Effective from the current fiscal year, pursuant to Paragraph 93 of the “Regulations concerning the Terminology, Forms and Methods of Preparation of Quarterly Financial Statements”, the terminology, form and method of preparation of Advantest’s quarterly consolidated financial statements are based on U.S. generally accepted accounting principles (U.S. GAAP).

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure.
SFAS 157 does not expand the use of fair value to any new circumstances, but does require additional disclosures in both annual and quarterly reports. Advantest adopted SFAS 157 and its related amendments for financial assets and liabilities on April 1, 2008. The adoption of SFAS 157 did not have a significant impact on its consolidated results of operations and financial condition. SFAS 157 will be effective for non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008.

Advantest Corporation (FY2008 Q3)

5. Consolidated Financial Statements and Other Information

（1）Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	December 31, 2008	March 31, 2008

Current assets:
Cash and cash equivalents	¥118,240	147,348
Short-term investments	17,250	—
Trade receivables, net	12,631	30,124
Inventories	16,168	26,823
Deferred tax assets	12,298	12,678
Other current assets	5,704	6,474

Total current assets	182,291	223,447

Investment securities	6,216	9,754
Property, plant and equipment, net	44,697	50,765
Deferred tax assets	16,520	6,488
Intangible assets, net	3,524	3,476
Other assets	4,347	4,754

Total assets	¥257,595	298,684

Advantest Corporation (FY2008 Q3)

	Yen (Millions)
Liabilities and Stockholders’ Equity	December 31, 2008	March 31, 2008

Current liabilities:
Trade accounts payable	4,343	11,765
Income taxes payable	0	585
Other accounts payable	1,395	2,458
Accrued expenses	6,030	10,940
Accrued warranty expenses	2,226	3,143
Other current liabilities	2,412	2,804

Total current liabilities	16,406	31,695

Accrued pension and severance cost	10,344	10,711
Other liabilities	1,542	2,094

Total liabilities	28,292	44,500

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,244	40,072
Retained earnings	259,050	278,689
Accumulated other comprehensive income (loss)	(13,027)	(7,615)
Treasury stock	(89,327)	(89,325)

Total stockholders’ equity	229,303	254,184

Total liabilities and stockholders’ equity	¥257,595	298,684

Advantest Corporation (FY2008 Q3)

(2) Consolidated Statements of Operations (Unaudited)

Yen
(Millions)
Nine months ended
December 31, 2008

Net sales	¥67,117
Cost of sales	38,323

Gross profit	28,794

Research and development expenses	19,644
Selling, general and administrative expenses	24,695

Operating income (loss)	(15,545)

Other income (expense):
Interest and dividends income	1,801
Interest expense	(8)
Other, net	(4,225)

Total other income (expense)	(2,432)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(17,977)

Income taxes	(7,374)
Equity in earnings (loss) of affiliated company	(98)

Net income (loss)	¥(10,701)

Yen
Nine months ended
December 31, 2008

Net income (loss) per share:
Basic	¥(59.87)
Diluted	(59.87)

Advantest Corporation (FY2008 Q3)

Yen
(Millions)
Three months ended
December 31, 2008

Net sales	¥14,597
Cost of sales	12,686

Gross profit	1,911

Research and development expenses	6,072
Selling, general and administrative expenses	7,469

Operating income (loss)	(11,630)

Other income (expense):
Interest and dividends income	548
Interest expense	(2)
Other, net	(2,008)

Total other income (expense)	(1,462)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(13,092)

Income taxes	(5,361)
Equity in earnings (loss) of affiliated company	(27)

Net income (loss)	¥(7,758)

Yen
Three months ended
December 31, 2008

Net income (loss) per share:
Basic	¥(43.40)
Diluted	(43.40)

Advantest Corporation (FY2008 Q3)

（3）Consolidated Statement of Cash Flows (Unaudited)

Yen
(Millions)
Nine months ended
December 31, 2008

Cash flows from operating activities:
Net income (loss)	¥(10,701)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,956
Deferred income taxes	(9,401)
Stock option compensation expense	172
Changes in assets and liabilities:
Trade receivables	16,648
Inventories	11,144
Trade accounts payable	(7,143)
Income taxes payable	(156)
Accrued expenses	(4,839)
Accrued warranty expenses	(1,180)
Accrued pension and severance cost	(254)
Other	6,456

Net cash provided by operating activities	7,702

Cash flows from investing activities:
(Increase) decrease in short-term investments	(18,417)
Proceeds from sale of non-marketable investment securities	34
Proceeds from sale of property, plant and equipment	390
Purchases of intangible assets	(568)
Purchases of property, plant and equipment	(4,523)
Other	(322)

Net cash used in investing activities	(23,406)

Cash flows from financing activities:
Dividends paid	(8,669)
Other	(5)

Net cash used in financing activities	(8,674)

Net effect of exchange rate changes on cash and cash equivalents	(4,730)

Net change in cash and cash equivalents	(29,108)

Cash and cash equivalents at beginning of period	147,348

Cash and cash equivalents at end of period	¥118,240

Advantest Corporation (FY2008 Q3)

Effective from the current fiscal year, pursuant to Paragraph 93 of the “Regulations concerning the Terminology, Forms and Methods of Preparation of Quarterly Financial Statements”, the terminology, form and method of preparation of Advantest’s quarterly consolidated financial statements are based on U.S. generally accepted accounting principles (U.S. GAAP).

(4)	Notes on Preconditions to Going Concerns: None

(5)	Segment Information

1.	Business Segment Information

	Yen (Millions)
	Three months ended December 31, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	7,404	2,189	5,004	－	14,597
Inter-segment sales	98	98	－	(196)	－
Sales	7,502	2,287	5,004	(196)	14,597
Operating income (loss) before stock option compensation expense	(9,665)	(1,476)	17	(420)	(11,544)
Adjustment:
Stock option compensation expense					86
Operating income (loss)					(11,630)

	Yen (Millions)
	Nine months ended December 31, 2008
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	42,698	11,175	13,244	－	67,117
Inter-segment sales	448	2,175	－	(2,623)	－
Sales	43,146	13,350	13,244	(2,623)	67,117
Operating income (loss) before stock option compensation expense	(8,277)	(3,181)	1,005	(4,920)	(15,373)
Adjustment:
Stock option compensation expense					172
Operating income (loss)					(15,545)

(Notes)
1. Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.
2. Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

Advantest Corporation (FY2008 Q3)

2. Consolidated Net Sales by Geographical Areas

Yen (Millions)
Three months ended
December 31, 2008

Japan	6,516
Americas	2,751
Europe	898
Asia	4,432

Total	14,597

Yen (Millions)
Nine months ended
December 31, 2008

Japan	20,477
Americas	10,794
Europe	1,792
Asia	34,054

Total	67,117

(Notes)
1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments includes primarily the following countries or regions:
(1) Americas	U.S.A., Republic of Costa Rica, etc.
(2) Europe	Israel, Ireland, Germany and Portugal, etc.
(3) Asia	South Korea, Taiwan and China, etc.

(6) Notes on Significant Changes to Stockholders’ Equity: None

Advantest Corporation (FY2008 Q3)

【Reference】

FY2007 Third Quarter Consolidated Financial Statements

(1) Consolidated Statement of Income (Summary)

	Q3 of FY2007

	(April 1, 2007 through

	December 31, 2007)
Item	Amount (in million yen)		Percentage (%)
Net sales		149,871	100.0

Cost of sales		70,430	47.0

Gross profit		79,441	53.0

Research and development expenses		22,888	15.3

Selling, general and administrative expenses		30,964	20.6

Operating income		25,589	17.1

Other income (expense):

Interest and dividends income	3,117

Interest expense	(9)

Other	685	3,793	2.5

Income before income taxes and equity in earnings (loss) of affiliated company		29,382	19.6

Income taxes		9,394	6.3

Equity in earnings (loss) of affiliated company		(43)	(0.0)

Net income		19,945	13.3

Q3 of FY2007

(April 1, 2007 through

December 31, 2007)

Item	Amount (in yen)

Net income per share

Basic	108.60

Diluted	108.36

Advantest Corporation (FY2008 Q3)

(2) Consolidated Statement of Cash Flows (Summary)

Q3 of FY2007

(April 1, 2007 through

December 31, 2007)
Item	Amount (in million yen)

I Cash flows from operating activities:

Net income	19,945

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	6,380

Changes in assets and liabilities:

Trade receivables	9,309

Inventories	(2,643)

Trade accounts payable	(12,712)

Income taxes payable	(9,260)

Other	(5,573)

Net cash provided by operating activities	5,446

II Cash flows from investing activities:

Purchases of property, plant and equipment	(7,887)

Other	(1,858)

Net cash used in investing activities	(9,745)

III Cash flows from financing activities:

Payments to acquire treasury stock	(36,563)

Dividends paid	(10,441)

Other	239

Net cash used in financing activities	(46,765)

IV Net effect of exchange rate changes on cash and cash equivalents	(1,147)

V Net change in cash and cash equivalents	(52,211)

VI Cash and cash equivalents at beginning of period	196,395

VII Cash and cash equivalents at end of period	144,184

(3) Notes on Preconditions to Going Concerns: None

Advantest Corporation (FY2008 Q3)

(4) Segment Information to the FY2007 Third Quarter

1. Business Segment Information

	Q3 of FY2007 (April 1, 2007 through December 31, 2007)
	Amount (in million yen)	Percentage (%)
Semiconductor and Component Test System
Net sales to unaffiliated customers	107,342	97.9
Intersegment sales	2,274	2.1
Sales	109,616	100.0
Operating expenses	85,023	77.6
Operating income before stock option compensation expense	24,593	22.4
Mechatronics System
Net sales to unaffiliated customers	28,249	99.2
Intersegment sales	240	0.8
Sales	28,489	100.0
Operating expenses	25,057	88.0
Operating income before stock option compensation expense	3,432	12.0
Services, Support and Others
Net sales to unaffiliated customers	14,280	100.0
Intersegment sales	-	-
Sales	14,280	100.0
Operating expenses	11,572	81.0
Operating income before stock option compensation expense	2,708	19.0
Elimination and Corporate
Net sales to unaffiliated customers	-	-
Intersegment sales	(2,514)	100.0
Sales	(2,514)	100.0
Operating expenses	2,054	-
Operating income (loss) before stock option compensation expense	(4,568)	-
Consolidated
Net sales to unaffiliated customers	149,871	100.0
Intersegment sales	-	-
Net sales	149,871	100.0
Operating expenses	123,706	82.5
Operating income before stock option compensation expense	26,165	17.5
Adjustment: Stock based compensation expense	576	0.4
Operating income	25,589	17.1

(Notes)
1. Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.
2. Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

Advantest Corporation (FY2008 Q3)

2. Consolidated Net Sales by Geographical Areas

Net sales to unaffiliated customers	Q3 of FY2007 (April 1, 2007 through December 31, 2007)
	Amount (in million yen)	Percentage (%)
Americas	6,219	4.1
Europe	7,138	4.8
Asia	90,253	60.2
Total Overseas	103,610	69.1
Japan	46,261	30.9
Consolidated	149,871	100.0